

August 27, 2013

Via E-mail
Mark J. Hawkins
Executive Vice President and CFO
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

> **Re:** **Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed March 18, 2013**
> **Form 10-Q for the Quarterly Period Ended April 30, 2013**
> **Filed June 5, 2013**
> **File No. 000-14338**

Dear Mr. Hawkins:

We have reviewed your letter dated July 22, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2013.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. As previously requested in prior comment 3, please provide us with the activity in your partner programs account for each year presented.

Notes to Consolidated Financial Statements

Note 1.  Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

2.      We note in your response to prior comment 5 that you bundle initial maintenance for periods of up to five years including your reference to ASC 985-605-55-58.  As previously requested, please clarify how you determined that the longer initial bundled periods (i.e. three to five years) are substantive in establishing vendor-specific objective evidence taking into consideration the economic life of the software being sold.  As part of your response, please tell us the estimated economic life of your software and to the extent such life is less than initial maintenance terms, please provide additional information to support your determination that the maintenance terms are substantive. Refer by analogy to paragraphs 62 and 63 of ASC 985-605-55.

3.      Please also tell us the significance of arrangements where you bundle perpetual licenses with longer initial maintenance periods for each period presented.


        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3406 with any other questions.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief